UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 17, 2025, InterCure Ltd., or InterCure, entered into a share purchase agreement with Botanico Ltd., also known as ISHI, or ISHI, an Israeli premium cannabis technology and brand company that delivers immediate access to exclusive premium indoor predicts supply, advanced cultivation technologies and established partnerships with leading American cannabis operators. Pursuant to the terms of the share purchase agreement, InterCure will acquire 100% of ISHI in two phases: 50% of ISHI’s issued and outstanding share capital on a fully diluted basis will be acquired at the initial closing in consideration for 2,261,345 ordinary shares of InterCure, no par value, or Ordinary Shares, and 205,710 options to purchase Ordinary Shares of the Company, or Options, to the Securities Holders (as defined in the share purchase agreement) of ISHI, in a private placement offering, and the remaining 50% will be acquired upon the earlier of (i) ISHI achieving three consecutive months of positive operating profitability or (ii) 24 months from the initial closing, in consideration for additional 2,252,317 Ordinary Shares and 204,889 Options.

The total consideration for the acquisition is 4,513,663 Ordinary Shares of InterCure and 410,599 Options representing, in the aggregate, approximately 10% of InterCure’s outstanding shares on a fully diluted basis as of immediately prior to the Initial Closing Date (as defined in the agreement). The Securities Holders of ISHI will be subject to transfer restrictions under Rule 144 of the Securities Act, as well as an additional voluntary lock-up period agreed between the parties, according to which, following the lapse of the statutory lock up, the Securities Holders may only sell up to 33% of the daily trading volume of InterCure’s Ordinary Shares on Nasdaq on the immediately preceding trading day.

The Securities Purchase Agreement contains customary representations and warranties and agreements of InterCure, ISHI and its Securities Holders and customary indemnification rights and obligations of the parties. As part of the transaction, two of ISHI’s founders, Omer Layani (Chief Executive Officer) and Dor Hershkovitz (Chief Operating Officer), are joining InterCure’s leadership team in accordance with the terms of the share purchase agreement, strengthening InterCure’s management capabilities and supporting its global expansion strategy. In addition, all existing ISHI share options will convert into InterCure options, maintaining their original vesting schedules.

The parties expect the Initial Closing to occur in the first quarter of 2026, subject to regulatory approvals from Israeli Medical Cannabis Agency, Israel Securities Authority, and the Tel Aviv Stock Exchange.

The securities are being offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, once issued, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

Press Release

On September 19, 2025, InterCure issued a press release titled: “InterCure Announces Strategic Acquisition of ISHI, Unlocking Access to Premium U.S. Cannabis Technology and Brands.” A copy of this press release is furnished herewith as Exhibit 99.1.

Safe Harbor Statement

This Report of Foreign Private Issuer on Form 6-K contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws, including statements related to the timing and completion of the Offering and the Share purchase agreement, the satisfaction of customary closing conditions related to the Offering and the occurrence of the Initial Closing and Additional Closing of the acquisition and Offering. For example, InterCure is using forward-looking statements when discussing the ability of InterCure and ISHI to fulfill the acquisition closing conditions and obtain regulatory approvals and the expected timing for completion of the acquisition. These forward-looking statements and their implications are based on the current expectations of the management of InterCure only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, InterCure undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting InterCure is contained under the heading “Risk Factors” in InterCure’s annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by InterCure with the SEC.

Exhibit No.
99.1	Press Release issued by InterCure Ltd. on September 19, 2025, titled “InterCure Announces Strategic Acquisition of ISHI, Unlocking Access to Premium U.S. Cannabis Technology and Brands.”
99.2	Form of Share Purchase Agreement, dated September 17, 2025, by and among InterCure Ltd., Botanico Ltd. and the Securities Holders of Botanico Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: September 19, 2025	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer